November 20, 2018

Via E-mail
Paolo Rocca
Chairman and Chief Executive Officer
Tenaris S.A.
29 Avenue de la Porte-Neuve   3rd Floor
L-2227 Luxembourg

       Re:    Tenaris S.A.
              Form 20-F for the Fiscal Year Ended December 31, 2017 Filed April 30, 2018
              File No. 1-31518

Dear Mr. Rocca:

        We refer you to our comment letter dated September 26, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance